WARREN RESOURCES, INC.

1114 Avenue of the Americas

34th Floor

New York, NY 10036

July 1, 2009

VIA EDGAR AND MESSENGER

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn:      Mr. Douglas Brown

Re:                             Warren Resources, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed on March 2, 2009
File No. 001-34169

Amendment No. 1 to Registration Statement on Form S-3

File No. 333-158125

Filed April 28, 2009

Dear Mr. Schwall:

On behalf of Warren Resources, Inc. (the “Company”), this letter responds to comments made by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Staff’s letter dated June 22, 2009 regarding the above referenced Form 10-K and the Amendment No. 1 to Registration Statement on Form S-3.  Set forth below are the Staff’s comments in bold type, with each comment followed by the Company’s response.  These responses are provided to you as supplemental information.

Amendment No. 1 to Registration Statement on Form S-3.

1.              We are awaiting your response on our comments issued May 14, 2009 in our review of your registration statement on form S-3 and issue these comments in addition to those outstanding. To the extent that you make changes in your Form 10-K in response to the comments below, please make conforming changes to your Form S-3, as applicable. Further, all comments relating to the staff’s open review of your periodic filings will need to be resolved prior to our recommending acceleration of the effectiveness of your registration statement.

Response:

As confirmed in a telephone conversation on June 22, 2009 with Mr. Brown and Mr. Winfrey of the Staff, three copies of our confidential response to your comments issued on May 14, 2009 in your review of the Registration Statement were delivered to

Mr. Winfrey on June 5, 2009. As discussed, this response was a confidential submission.

With respect to the matters in the last two sentences of your comment, we agree to comply.

Form 10-K for the Fiscal Year Ended December 31, 2007

General

2.              Please correct your commission filing number on the cover of your filings to read 001-34169, which was assigned in connection with your filing of the Form 8-A registration statement on September 5, 2008.

Response:

Per our counsel’s discussions with Mr. Brown, and Mr. Brown’s follow-up with the Filer Support area of the SEC, we understand that, because the Company’s 8-A filing of September 2008 was only to register the Company’s Stockholder Rights Plan, the Company’s overall filing number should not have been changed by Filer Support, and it is the Company’s responsibility to correct this by contacting Filer Support.  The Company currently is in the process of doing so.

Liquidity and Capital Resources, page 54

3.              Please expand the first paragraph on page 56 to:

•                  Indicate last year’s capital expenditure budget;

•                  Quantify the portion of 2009 production that will be subject to price swap agreements; and

•                  Explain the term “head count”

As an alternative provide cross references to detailed discussion of these matters.

Response:

During 2008, the Company expended $125 million of capital expenditures.

As of June 1, 2009, approximately 55% of the Company’s natural gas production and 50% of the Company’s oil production was covered by price swaps.  It is not anticipated that these percentages will change significantly during the remainder of 2009.

We also would like to note that the amount of production covered by price swaps was disclosed publicly in a Form 8-K filed with the SEC on February 25, 2009 and also in the Company’s Form 10-K for the year ended December 31, 2008.  The Company also has publicly disclosed the amounts of its daily production for the quarter ended March 31, 2009 in a Form 8-K filed with the SEC on May 8, 2009 and for the month of December 2008 in its Form 10-K for December 31, 2008.

The term “head count” was used to indicate the number of employees with respect to the matter or matters referenced.

Although the Company did not intend to conceal any of the foregoing disclosures, and in fact, either substantially all of the subject information, or the components of substantially all the subject information,  previously have been disclosed publicly, the Company will cause all this information to be included in its future Form 10-K filings in the format suggested.

4.              Tell us the identity of the outside consultants and how they will assist you. Tell us also what considerations you have given to naming these consultants in these documents and obtaining consents from them to being named.

Response:

As discussed more specifically under the Section entitled “Business and Properties — Employees”, from time to time the Company uses the services of independent consultants to perform various professional services, particularly for geological, permitting and environmental assessment activities. The primary consulting services are geological services for our Wilmington oil properties provided by Schlumberger Limited, which is one of the largest oil services firms in the world, and permitting and environmental assessment activities for our Wilmington oil properties provided by Environ Corp., which is a worldwide environmental consulting firm.

Given the large size of these consulting firms, the fact that services of these consultants are standard and generally available to the industry, and the relatively small amount of consulting work done for the Company, the Company believes that it is not necessary to specifically name these firms or obtain their consent.

2009 Capital Expenditure Program, page 57

5.              You indicate that your capital expenditures may be reduced to $6 million for 2009. Indicate how that will be prorated among the items you cite in the third paragraph.

Response:

In its Form 8-K filed with the SEC on May 8, 2009, the Company states that it expects its 2009 capital expenditure budget to be approximately $11 million, with $7 million of that amount to be spent on its California oil properties and $4 million of that amount to be spent on its Wyoming Washakie Basin natural gas properties.  These numbers continue to be current.  At this time, it is no longer possible that 2009 capital expenditures will be as low as $6 million.

General Information

We have endeavored to provide you with everything requested. If you have any questions with respect to the foregoing, please contact Alan Talesnick, Esq. at (303) 894-6378 or the undersigned at (212) 697-9660.

Thank you for your attention to this filing.  We look forward to hearing from you shortly.

Very truly yours,

/s/ David E. Fleming
David E. Fleming
Senior Vice President and General Counsel

cc:	Mr. Douglas Brown, Securities and Exchange Commission
Mr. Ronald Winfrey, Securities and Exchange Commission
Mr. Alan Talesnick, Patton Boggs, LLP
Mr. Roy Williamson, Williamson Petroleum Consultants, Inc.
Mr. Kevin Schroeder, Grant Thornton, LLP
Mr. Norman F. Swanton, Warren Resources, Inc.